UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER 000-25315

CUSIP NUMBER 001-750-78669310

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    ☒ Form 10-K        ☐ Form 20-F        ☐ Form 11-K        ☐ Form 10-Q         ☐ Form N-SAR

For Period Ended: December 31, 2002

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sagent Technology, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

800 W. El Camino Real, Suite 300

Address of Principal Executive Office (Street and Number)

Mountain View, CA 94040

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On March 20, 2003 Sagent Technology, Inc. received a notice from its lender, CDC Software Corporation, a wholly owned subsidiary of chinadotcom corporation (CHINA), declaring that an event of default occurred under the $7 million secured loan agreement. The lender asserted control over the Company’s bank accounts and caused over $4 million that was in the Company’s deposit accounts be transferred to the lenders bank account in Hong Kong.

The Company filed a Form 8-K on March 26, 2003 describing the event. The result of this action may have a material adverse effect on the operations of the Company and therefore the Company needs more time in an attempt to resolve the situation and be able to adequately describe the impact and actions taken in disclosures with respect to liquidity and capital resources, subsequent events and other matters set forth in the report.

PART IV— OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Patricia Szoka	650	815-3258
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sagent Technology, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2003	By /s/ PATRICIA SZOKA